13330 California Street, Suite 200
Omaha, NE  68154
402-964-5000
David E. Gardels
Direct: 402.964.5027
Direct fax: 402.964.5050
David.Gardels@huschblackwell.com

December 28, 2015

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ed Bartz and Chad Eskildsen

Re:         Tributary Funds, Inc. (the “Funds”)
File Number: 811-08846

Ladies and Gentlemen:

As you know, this firm represents the Funds in connection with their Sarbanes Oxley three-year review by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”).  During our phone call on October 29, 2015, you requested that the Funds provide you with more information on topics concerning the Staff with respect to the holdings and concentration policy of the Funds.  We also subsequently discussed the matters addressed in this letter in a call on November 30.

Staff’s primary concern was the asset makeup of the Funds in light of the Funds’ objectives and policies.  Specifically, Staff inquired as to how two of the Funds holding mortgage-backed securities (“MBS”) were satisfying their respective investment objectives and concentration policies where MBS represented more than 25% of those Funds’ assets with no identified concentration as required by Section 8(b) of the Investment Company Act of 1940 (the “Act”).  Because commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”) exhibit fundamentally distinct characteristics and risks, the Funds view CMBS and RMBS as separate industries notwithstanding the real estate nature of both classes:

1.	RMBS and CMBS involve different types of collateral with different valuations and appraisal methodologies;

2.	RMBS and CMBS have different underwriting parameters;

3.	RMBS and CMBS offer different security structures with different levels of credit enhancements, cash flow waterfalls and performance triggers;

4.	RMBS provides exposure to individual borrowers while CMBS provides exposure to corporate borrowers; and

5.
CMBS offers broader diversification among property types that is not present in RMBS (anchored retail, unanchored retail, multifamily, hotel/hospitality, office, mixed use, self-storage, manufactured housing, and industrial).

Consistent with this view, though the Funds have historically reported non-agency asset-backed securities, including RMBS and CMBS, as a single asset holding, the Funds have always regarded RMBS and CMBS as separate industries.  We are unaware of any Staff or SEC guidance to the contrary.

To more clearly convey the holdings of the Funds, future reports by the two Funds in question will show CMBS and RMBS as separate investment securities in the manner reflected in the recently filed 2015 Semi-Annual Report.  As this Report illustrates, CMBS and RMBS, taken individually, do not represent more than 25% of the assets of the two Funds.  Therefore, in the Funds’ view, identification of a specific concentration pursuant to Section 8(b) of the Act is not required.  Moreover, given the significant differences between the CMBS and RMBS industries, the Funds believe identification of these two industries as a single concentration would be potentially misleading to investors and contrary to the purpose of Section 8(b).

The Funds understand the Staff’s position on real estate industry concentration.  The Funds believe that the further articulation of portfolio composition reflected in the Semi-Annual Report addresses any concern over portfolio composition and provides clear disclosure.  However, the Funds do intend to address the real estate concentration issue the next time a shareholders meeting is held and will ask the shareholders to approve the Funds’ ability to invest more than 25% of assets in the two categories of CMBS and RMBS, taken together.

Below, please find the additional information requested by Staff.

1.	As of September 30, 2015, the following is the breakout of non-agency asset-backed securities that are mortgage backed:

a.	Short-Intermediate Bond Fund

i.	Non-Agency Commercial Mortgage Backed Securities – 11.0%

ii.	Non-Agency Residential Mortgage Backed Securities – 9.3%

b.	Income Fund

i.	Non-Agency Commercial Mortgage Backed Securities – 8.1%

ii.	Non-Agency Residential Mortgage Backed Securities – 4.5%

2.	All MBS held by the Funds as of September 30, 2015 were liquid.

We greatly appreciate the opportunity to dialogue with Staff on the three-year review of the Funds.  Please do not hesitate to contact me should you have any questions or additional comments.

Regards,

/s/ David E. Gardels

David E. Gardels